EXHIBIT NO. 11.1

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2004
	Shares	Earnings Per Share
	(In Thousands)
Basic Weighted Average Shares Outstanding	5,705	$1.41

Diluted
Average Shares Outstanding	5,705
Common Stock Equivalents	21

	5,726	$1.41

	Year Ended December 31, 2003
Basic Weighted Average Shares Outstanding	5,702	$1.20

Diluted
Average Shares Outstanding	5,702
Common Stock Equivalents	19

	5,721	$1.19